

May 6, 2014

Via E-mail
Marissa A. Mayer
Chief Executive Officer
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089

> **Re: Yahoo! Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 000-28018**

Dear Ms. Mayer:

We have reviewed the filing referenced above and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, page 66

1.   We note that for 2013 you performed a quantitative assessment for Europe, India & Southeast Asia, and Middle East reporting units. Please tell us if you believe these reporting units are at risk of failing step one of the impairment test and your basis for this

conclusion. Please also tell us, and in future filings disclose, the following related to the reporting units at risk of failing step one:

- The percentage by which fair value exceeded carrying value as of the date of the most recent impairment test; and
- The amount of goodwill allocated to these reporting units.

Alternatively, if in your view your reporting units are not at risk please disclose that fact. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of Release 33-8350 for further guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding the comment. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief